SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Telemig Celular Participações S.A.

Valuation Report
August 2, 2007

Free translation of the report issued in Portuguese language, dated August 8, 2007.

VALUATION REPORT

KPMG Corporate Finance Ltda., a company having its principle place of business located at Rua Dr. Renato Paes de Barros, 33 - 2nd floor, district of Itaim Bibi, in the city of São Paulo, São Paulo State, Brazil, registered under Brazilian corporate taxpayers registration number CNPJ 48.883.938/0001-23, hereby represented according to its articles of incorporation by Mr. Luís Augusto Motta Pinto da Luz, Brazilian, married, accountant, bearer of Brazilian Identity Card RG 05664981-7/IFP, registered under individual taxpayers registration number CPF/MF 856152347-68, domiciled in this city at Rua Dr. Renato Paes de Barros, 33 - state of São Paulo, approved on the basis of appointment to be ratified at the General Meeting of Vivo Participações S.A., registered under corporate taxpayers registration number CNPJ 02.558.074/0001-73, with principle place of business located at Av. Roque Petroni Junior, 1.464 - São Paulo - SP, herein after referred to as “VIVO”, to conduct an economic and financial valuation of Telemig Celular Participações S.A., registered under CNPJ number 2.558.118/0001-65, with principle place of business located at Rua Levindo Lopes, 258 in the city of Belo Horizonte, Minas Gerais State, Brazil, herein after referred to as “TELEMIG” or “Company”, hereby submits a summarized version of the results of its engagement.

1 - Objective

Pursuant to our proposal dated July 26, 2007, we have conducted an economic and financial valuation of the company, TELEMIG.

This valuation report was prepared exclusively for the purposes of article 256 of Law 6.404, December 15, 1976, for the specific objective of independently assessing the enterprise value of TELEMIG.

2 - Purpose of the Valuation

The valuation encompasses TELEMIG on a consolidated basis.

3 - Basis of Information

The base date of our work was December 31, 2006. In this regard, we used the audited TELEMIG financial statements for the years 2005 and 2006 according to that provided in CVM Instruction 436, item III of its preliminary provisions.

Information for the quarter ended March 31, 2007 was also analyzed as well as 2004, 2005 and 2006 management information and information prepared by the majority shareholders of TELEMIG entitled “Management Presentation.” Additionally, we based the valuations on interviews, market studies and verbal or written information provided by the management of VIVO.

Information retrieved by means of due diligences conducted by VIVO and its advisors was also used during the process of analyzing this acquisition.

The financial projections used in this engagement were prepared for the base date of December 31, 2006 based on the theories and assumptions that take into account events and relevant acts acknowledged as of the date of this report.

4 - Scope of the Engagement and Procedures

The scope of our services involved the following procedures:

• Review of the Company financial statements in relation to the last three years and the most recent trial balance of the current year.

• Analysis of the management data and Company performance indicators.

• Interviews with the Management of VIVO to analyze the information received from its executives during the negotiation process and due diligences related to TELEMIG.

• Analysis of the due diligence reports prepared by the company, Deloitte Touche Tohmatsu and the legal firm, Machado, Meyer, Sendacz e Opice Advogados.

• Analysis of the Company’s Management Presentation prepared by its financial advisors.

• Analysis of the market data in the hands of VIVO and a comparison of these data with the data used in the projections.

• Company economic and financial operations Models.

• Sensitivity analysis to assess the impact of key variables of the Company’s market value.

The assessment of the financial projections is substantially based on assumptions and information provided by VIVO Management and discussed with KPMG Corporate Finance Ltda.

It is widely accepted by the market, that any assessment conducted using the discounted cash flow methodology will present a significant degree of subjectivity, since it is based on future expectations which may or may not be fulfilled. Therefore, it is also acknowledged that there are no assurances that the assumptions related to the projections, results or conclusions used or presented in this report will be effectively partially achieved or pan out or in their entirety. The real results to be verified may be different from the projections and these differences could be significant.

The nature of discounted cash flow valuation financial models should also be taken into account in that any and all assumptions can change the value obtained by the company that is being assessed. Such possibilities do not imply in a faulty valuation and are recognized by the market as part of the nature of a company using the discounted cash flow methodology. Therefore, it is impossible for KPMG Corporate Finance in its role as the assessor to be held responsible for or be blamed for any discrepancies between the projected future results and those that are effectively recorded afterward, owed to the variance in the market and trading conditions of the company assessed.

Any future investor, be it the Company, or any other entity that may eventually invest directly or indirectly in the Company should conduct their own analyses in relation to the convenience and opportunity of conducting such investment and should consult their own legal, tax and financial advisors independently in relation to the opportunity.

In the course of this engagement, analytical procedures were performed which we deemed appropriate given the valuation scenario. We would like to emphasize however, that this work does not constitute an audit in compliance with generally accepted accounting practices and should not be interpreted as such. We did not conduct any independent verification of the information received to conduct our work.
KPMG shall not be held responsible for any reason or compelled to underwrite any damages or losses resulting or derived from the omission of data and information on the part of the Company Management.

5 - Valuation criteria

The following criteria were used in the TELEMIG valuation:

Adjusted shareholders equity: TELEMIG valuation

Discounted Cash Flow: valuation of TELEMIG investment in Telemig Celular S.A. (“TELEMIG CELULAR”)

Adjusted Shareholders Equity

This criterion presupposes the valuation of a given company based on the estimate of the possible realization values of its assets and liabilities. The book values of the assets and liabilities becomes the starting point for the application and takes adjustments of some of these items into account, reflecting their respective realization values.

It is the most appropriate valuation criteria for holding companies and in relation to shareholding interest in other companies.

Discounted Cash Flow

Based on these criteria, the economic and financial value of the shareholders equity in a company is estimated calculating the present value of its projected cash flows, as well as taking the incoming funds and disbursements (including the investments necessary to keep it running and even expand operations) which can be forecast from the company’s point of view. This is the criterion most often used to estimate the shareholders equity of profitable going concerns.

The enterprise value is therefore measured by the amounts of financial funds, projected to be generated by the business, discounted at their present value to reflect time, cost of opportunity and risk associated with this distribution.

This criterion also includes the value of intangible assets, client portfolio, product lines and market share to name a few, inasmuch as these assets are reflected by the company’s ability to generate results.

To calculate the future cash flow generated by a company’s operations, the results are initially projected. Depreciation expenses are added to the projected results (since they are non financial expenses) and investments and projected working capital needs are subtracted. Other items that have an impact on the company’s cash flow are also taken into account when appropriate.

It is important to note, however, that the results calculated in the projections of the results do not correspond to net book profits to be calculated in subsequent years.

This is owed to the fact that net profits are achieved and impacted by non-operating or nonrecurring factors, such as extraordinary and non operating income and expenses to name a few. These factors are not projected since they are unpredictable or owed to the need to simplify the projections.

The projection of the future statements of income is only performed for the purpose of calculating the projected cash flow for the operations of the company being assessed. In this stage of the valuation what needs to be estimated is the ability to generate cash derived from the company’s normal operations and its potential to generate value to the shareholders based on it operations peculiarities.

The annual cash flows are then discounted by the weighted average cost of capital. Afterward, the discounted cash flows are added to estimate the enterprise value.

In order to estimate the value of the company being assessed, the economic value of its shares or stakes and the previously calculated enterprise value are added/subtracted to/from the non operating assets and liabilities and the existing net debt on the valuation base date as well as any contingencies and/or other extraordinary nonoperating payments that may be identified.

6 - Currency and Projection Period

The TELEMIG financial projections were conducted in nominal Reais, the local currency.

From a theoretical point of view, and taking the continuity of the operations of the company being assessed into consideration, the scope of the projection can extend infinitely or for very long terms. However, for the sake of practicality (including the difficulty in estimating parameters for longer periods) the period of the projection has been conducted for a few years, according to the peculiarities of the business of the company being assessed and at the end of this period a terminal value is added.

This valuation, in view of the characteristics of the Company used a projection period of 10 years, i.e., from the base date to December 2016.

The terminal value was calculated on the basis of a future perpetuity cash flow, grounded on the normalized value of operating profits for the last year of the projection.

According to the Company characteristics, a perpetuity cash flow after the period of the projection was taken into account.

The perpetuity value was calculated according to the following equation:

Perpetuity value at the end of the last year of the projection	=	Free cash flow for the last normalized year

(Discount rate - Perpetuity growth rate)

The residual value was added to the present value of the projected flows for the period taken into account.

The TELEMIG perpetuity value calculation took the perpetuity growth rate (“g”) of 3.5% p.a. into consideration. (equal to real growth of 2.5% in Brazilian currency - R$).

Sensitivity analysis:

A sensitivity analysis was conducted based on the perpetuity growth rate (“g”) of 4.0% p.a., and the result obtained was used to comprise the range of values obtained for the Company.

7 - Discount of Cash Flows over Time

We initially used the annual Company cash flows projected in nominal Reais converted into US dollars based on the Brazilian Central Bank macroeconomic projections indicators.

These flows were discounted taking the flow equal to the sum of all flows generated throughout each year of the projection period into account which would be generated promptly in the middle of each year projected.

8 - Discount Rate

To calculate the discount rate, the Weighted Average Cost of Capital - WACC methodology was used as shown below:

Free translation of the report issued in Portuguese language, dated August 8, 2007.

Cost of Equity capital		Cost of Third Party Capital
Risk free rate:		Cost of fund raising (e)	7.31%
US Treasury - 10-year (a)	4.75	(-) Debt tax deductibility	34.0%
(+) Brazil Risk (b)	1.88	(=) Cost of Third Party Capital	4.8%
(=) Risk free rate in Brazil l	6.63

Market risk bonus (c)	4.9	WACC
Beta (d)	1.2	% Third Party Capital	35.0%
(+) Risk free rate in Brazil	6.6	% of Equity capital	65.0%
(=) Cost of Equity	12.8%	WACC (Nominal US$)	9.98

(a) Two year average of 30 year US Treasury Bonds (LTM)
(b) Average Global 27 spread of 10 year US Treasury Bonds (LTM)
(c) Damodaran (geometric average from 1928 to 2006)
(d) Average de-leveraged beta of comparable companies (0.92), re-leveraged according ot the target capital of VIVO of 35%
of third party capital and 65% own capital.
(e) Average YTM issues of comparable companies in Brazil

Sensitivity analysis:

A calculation of the average of the July 2 to August 1 period was conducted to reduce the impact of recent fluctuations in the Brazil Risk (b) which totaled 1.52% which was recalculated using the WACC. The result obtained was a WACC of 9.75%, which was used to comprise the range values obtained for the Company.

Other Considerations:

The discount rate was calculated in US dollars and applied to a cash flow projected in Reais, converted into US dollars based on the Brazilian Central Bank dollar projections (http://www4.bcb.gov.br/?FOCUSERIES).

Below is the equation used to calculate the discount rate:

WACC= Ke * E / (D+E) + Kd * D / (D+E) * (1-t)

Whereby:

WACC = The weighted average cost of capital
Kd = Cost of debt
Ke = Cost of equity
E = Shareholders equity market value
D = Net debt market value
t = Income and social contribution tax rate

To calculate the cost of equity (KE) the following equation was used:

Whereby:
Ke       = Cost of equity
Rf        = Average risk free
β         = Beta (specific risk coefficient related to the company)
E[Rm] = Average long term return obtained on the US stock market
Rb      = Brazil risk

9 - Brief Description of the Company (Source: TELEMIG Financial Statements for the year ended December 31, 2006)

Telemig Celular Participações S.A. is one of eight companies comprising the holding company providing cellular telephone services, set up owed to the restructuring of the Sistema Telebrás. Subsequent to the Telebrás split off, all share capital of Telemig Celular S.A. retained by Telebrás was assigned to the Company. In July 1998, the federal government sold off nearly all of the shares it held in the new holding companies including interest in the Company to private sector buyers. The majority shareholdings having voting rights in the Company were acquired by the company, Telpart Participações S.A.

The corporate objective of the affiliated company is to provide mobile cellular services and those operations required by or functional to the performance of these services in compliance with the authorizations extended to them.

The services provided and the rates charged by the affiliated company are regulated by the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações) ANATEL, the regulatory agency for the Brazilian telecommunications industry in compliance with the General Telecommunications Law and its respective regulations.

TELEMIG provides mobile telephone services in the state of Minas Gerais, which covers a total area of 588.3 thousand square kilometers, equal to 7% of Brazilian territory. This state has the highest number of cities and towns in the country (853) and is the third largest Brazilian state economy.

Migration to PMS

On February 19, 2004, the affiliated company and ANATEL signed an Authorization Agreement to migrate to Personal Mobile Service (PMS) and this came into effect as on the date it was published in the Official Gazette on March 1, 2004 as Act 42.672.

PMS authorizations granted to the Company are valid for an undetermined period of time. However, authorizations in relation to use of radiofrequencies have the following expiration dates:

Region/Sector	Radiofrequencies	Expiration
Region 1 -

Sector 2 - Minas Gerais (except the Triângulo Mineiro region)	800 MHz, 900 MHz and 1,800 MHz	April 2008

Sector 3 - Triângulo Mineiro region	900 MHz and 1,800 MHz	April 2020

Radiofrequency use authorizations can be renewed for another 15-year period and renewals are onus bearing. On October 20, 2005, the affiliated company signed a protocol with ANATEL, which was a requirement for renewing the right to use the radiofrequencies associated with the personal mobile service authorization agreement. The requirement is currently under review by ANATEL.

The main changes involved in the migration to PMS are listed below:

• Implementation of the Service Provider Selection Code (CSP), which enables and entitles the users to choose a long distance and international carrier.

More demanding quality targets:

• Free connection fee negotiations beginning June 2004.

The parent company had to begin operating in compliance with the PMS regulations beginning August 1, 2004.

ANATEL Resolution 438 was published on July 13, 2006 approving the Remuneration Regulation for the Use of Personal Mobile Service Provider Networks and revoking Resolution 319 of September 27, 2002.

Among other changes, Resolution 438 established new regulations related to the authorization, repass and disclosure of discounts extended in the relation to the PMS Network Use Value (VU-M) and decreed the end of the “Bill & Keep” system.

Technology Migration

In November 2004, the Company started up standard GSM/EDGE operations, the most widely used standard in the world today. EDGE (Enhanced Data Rates for GSM Evolution) enables GSM networks to enhance first third generation services, as for example high speed video downloads, increased data transmission rates and facilitates a range of new services in addition to much faster communications between the terminal and the Internet.

The TDMA system was maintained at the same quality standard, coverage and services currently offered and will continue to do so while there is still a market and/or customers interested in using this technology. The evolution toward new technology continues to be implemented by means of a network parallel to the TDMA network. The Company’s main partner in the implementation of this system was Ericsson Telecomunicações S.A. (GSM/EDGE network supplier) and associated companies.

Exploration of Personal Mobile Service- Triângulo Mineiro Region

In April 2005, the bidding process was finalized for the acquisition of Authorization to exploit the Personal Mobile Service (PMS) in the radiofrequency sub-range “E” in the cities located in the Region 1 sector 3 of the General Approval Plan (PGO) in the Triângulo Mineiro.

The affiliated company signed the referenced Authorization Agreement on April 28, 2005 and started up operations in the Triângulo Mineiro region on May 30, 2005. Since that time the coverage area has been extended to include the entire state of Minas Gerais.

The Company customer base reached 3,435,562 in 2006, reflecting growth of 2.7% in comparison to the prior year.

The Postpaid segment in relation to 2005 retracted 6.8% representing toward the end of 2006, 23% of the Operator’s customer base. In the prepaid segment, the number of activations was 149,720 for the year, totaling 2,637,382 customers. Therefore at the end of the period, this segments share was 77% of the base.

TELEMIG is one of the leading companies in terms of having the highest percentage of postpaid customers in its area of endeavor, which is an important factor in relation to company results, since this segment concentrates higher value added users.

Customer Base (´000)

The churn (annual cancellation rate) of the postpaid segment was 23.7% in 2006, 1.7 percentage points above that recorded in 2005, owed to the stiff competitive environment and the profile of customers acquired during the 2005 Christmas and first quarter 2006 campaigns.

The churn for the prepaid segment however, recorded an increase of 6.3% percentage points when compared to 2005 which implies in a churn of 44.1% in 2006. This growth was for the most part a result of streamlining the customer base. Excluding the effect of this measure, the churn for the prepaid segment in 2006 would be 40.1% depicting an increase of 2.3 percentage points in comparison to 2005.

As a result, the annual consolidated churn totaled 39.1% in 2006, reflecting growth of 5.5 percentage points in relation to the prior year. Excluding the effects of streamlining the customer bases, the consolidated rate would be 36.1%, 2.5 percentage points higher than the rates recorded in 2005.

Coverage

The operator Telemig Celular is the carrier that offers the widest coverage in the state of Minas Gerais in both terms of GSM/EDGE technology as well as TDMA. At the close of 2006, its networks provided services to 587 municipalities and 84.4% of the state’s population.

Coverage (Minas Gerais - Total)

	2002	2003	2004	2005	2006
Locations serviced (TDMA and GSM/EDGE)	322	373	401	535	587
Number of RBSs (Radio Base Stations)	725	744	1.320	1.677	1.822
Number of Transmission and Control stations (TCSs)	13	13	13	17	18
Percentage of population covered in the concession area (TDMA and GSM/EDGE)	75	79	78*	84	84

* The population percentage covered in the authorized area decreased owed to the increased number of inhabitants in the region according to IBGE (Brazilian Institute of Geography and Statistics) figures.

10 - Macroeconomic Assumptions

The macroeconomic assumptions projected and necessary for the Company economic and financial valuation were: the GDP, inflation, exchange and interest (CDI) rate variances. The bases of these assumptions were the projections published by the Brazilian Central Bank at http://www4.bcb.gov.br/?FOCUSERIES) which compiles expectations from a number of market institutions.

The assumptions and information used for this valuation were provided by the VIVO Management and discussed with KPMG Corporate Finance Ltda.

We have described below the main assumptions used for the TELEMIG financial projections:

Income Source: Technical Report, Project Daniela and VIVO management report; IAN 2006 and ITR 1T07 - TELEMIG CELULAR)

TELEMIG income was projected on the basis of growth of its subscriber base, use of TELEMIG SERVICES (focused on its greater data services offer) by these subscribers and on the growth of the cellular telephone service rates in practice.

• Growth of subscriber base - Main projection drivers :

− Population growth using the average growth rate of the TELEMIG coverage area estimated at 1.3% per year;

− Cellular phone service penetration in the region of 55% in 2006 to 64% in 2007, increasing gradually until reaching 79% in 2016, based on a more aggressive strategy to win over subscribers shortly after acquisition and dropping progressively owed to penetration saturation among a number of social classes in more distant years.

− TELEMIG CELULAR market share in terms of gross add-ons from new subscribers which was projected taking the more concentrated sales efforts that will take place in 2008 and this level is expected to be maintained in subsequent years, resulting in an increase of Share Highs of 25% in 2007, reaching 30% by 2016. This increase is based on the domestic coverage to be won over by the company under the new management and which is expected to result in an increased customer base by winning over new clientele on a domestic level in addition to improved image derived from the new brand.

− An increase in current market share of TELEMIG CELULAR from 29% in 2007 to 32% in 2016 was taken into account.

• Use of TELEMIG services by subscribers :

Use of services offered by TELEMIG was projected according to the evolution of minutes used by the operator’s subscribers in terms of both call generation as well as reception, income generating sources.

Additionally, the data transmission income was taken into account calculated on the basis of the percentage of total net income, excluding income from equipment sales (handsets).

Income from voice traffic services (incoming & outgoing) is projected to increase yearly by an average of 5.4%, from R$ 1177 million in 2007 to R$ 1.895 million in 2016. This evolution is owed mainly to the growth of the total park (3.777 million subscribers in 2007 to 5.732 million subscribers in 2016, CAGR = 4.7%).

Income from data transmission services reflects 8.4% of total service income in 2007 (R$ 113 million), reaching 16.5% at the end of the valuation period (R$ 608 million).

Additionaly, the expansion of coverage using GSM/EDGE technology and the adoption of data service platforms of an operator the equivalent of VIVO would tend to contribute toward improved data income from TELEMIG. This growth in income from data transmission services reflects an annual average growth for the period of 18.8%.

• Increased rates

− Growth of cellular telephone rates (for prepaid and postpaid telephones) has been projected on the basis of an annual devaluation in real terms (increased rates at less than the increase in inflation).

− The model projects a small increase in Average Revenue per User (ARPU) Blended, taking the voice and data income into account growing from R$ 29.9 in 2007 to R$ 36.6 in 2016 (CAGR = 2.3%).

Costs and Expenses (Source: Technical Report, Daniela Project and VIVO management report; ITR 1T0 - TELEMIG CELULAR)

Labor:

TELEMIG has recorded 2,738 employees in 2007 involved in network maintenance, systems operations and Call Center operators, administrative and marketing functions. An increase in salaries was projected based on increased inflation and a headcount of 3,267 in 2016.

FISTEL: Telecommunications Inspection Fund

These costs were projected according to the growth in the number of Radio Base Stations (RBSs), estimated by TELEMIG and the increased number of subscribers. The current fees were used and corrected by the inflation repass. The fee is charged on the RBSs (R$ 1,340.80 per RBS) when the certificate for their functioning are issued - the Installation Taxation Fee (TFI).

Additionally, the operator is charged every year a Function Inspection Tax (TFF), corresponding to 50% of the TFI (R$ 670.40). This fee is charged on the total carrier’s RBSs that are in use.

There is also a TFI charged for each new subscriber acquired by the operator (net adds) in the amount of R$ 26.83. Likewise the TFF is charged corresponding to 50% of the TFI (R$ 13.41) for each existing subscriber (fee charged in the month of March related to the Total Park final at the end of the prior year).

The costs of the TFI and TFF were projected according to the evolution of the RBSs estimated for TELEMIG and the growth in the number of its subscribers. The fees used were those currently charged, corrected by the inflation index.

The total FISTEL cost (RBSs and subscribers) is the equivalent of R$ 77 million in 2007 increasing to R$ 133 million in 2016 (CAGR = 6.3%).

Acquisition of handsets:

This is the cost related to raising new subscribers and retention of existing ones. In relation to winning over new subscribers of the total highs, projections took into account that 70.0% of the total acquisition of prepaid handsets and 75.0% of the total acquisition of postpaid were conducted with the sale of the devices (handsets) and discounts in 2007. These percentages have been subject to gradual reductions reaching 58% of the total of prepaid ones and 69% of all postpaid ones in 2016.

As the operation progresses, the normal cost of prepaid and postpaid handsets will gradually reduce in real terms during the period under analysis. In 2007, the value of the handsets is equal to R$ 164.5 and R$ 272.7 for prepaid and postpaid devices respectively in 2016 these values have been increased to R$ 178.4 e R$ 295.7.

Marketing and Sales Expenses:

Commissions to distributors: The amount paid to the distributors for the purpose of gaining subscriber loyalty, was maintained at the current levels in practice at the Company.

As the cost of commission for subscriber retention, the model adopts as the assumption the unit costs of R$ 17.0 for prepaid and postpaid customers in 2007.

As the cost of commissions for winning over new subscribers, the model adopts as the assumption the units costs of R$ 20.9 and R$ 48.8 for prepaid and postpaid customers, respectively in 2007.
These unit costs for retention and winning over new customers, evolve on the basis of a repass of 100% of inflation for the year.

The cost of gaining new subscribers: the incentive policies for the acquisition of handsets and distributor commissions result in the Blended SAC - Subscriber Acquisition Cost equal to R$ 49.1 in 2007 gradually increasing to R$ 57.5 in 2016 (CAGR = 1.8%).

The Blended Subscriber Retention Cost - SRC is equal to R$ 18.3 in 2007, decreasing to R$ 7.4 in 2016.

Other marketing expenses (promotion, etc.) are projected according to the historic percentage of total income and reflected as 15.0% of income in 2007, decreasing gradually to 10.8% in 2016.

General, Administrative and Other Expenses:

The allowance for doubtful accounts: projected according to the historic percentage of gross income from postpaid clients, excluding connection income. This is equal to a percentage of 5.0% in 2007, increasing to 5.4% until the end of the period under analysis.

Infrastructure network expenses: projected according to the number of RBSs and station rental. The average annual RBS costs is equal to R$ 33.2 thousand in 2007. This amount is increased at an annual rate of 30% above inflation until 2010. Beginning in 2011, the increase only takes into account the value of inflation.

Maintenance, power and other network costs: Projected according to the unit cost per subscriber (Average Park) equal to R$ 2.67 in 2007 gradually increasing during the period under analysis, reaching a value of R$ 3.49 in 2016.

Renewal of SMP licenses: This expense is included beginning in 2009, when the current licenses expire and is equal to 1% of net income from the prior year, and this percentage is used until the end of the period under analysis.

Other operating expenses: building rentals, insurance, telecommunications expenses, transportation, food and lodging to name a few and projected according to their historic percentage of net income. This percentage is equal to 7.5% of net income in 2007, gradually increasing to 8.3% in 2016.

Others: (Source: Technical Report, Project Daniela and VIVO management report; 2007 Budget and ITR 1T07 - TELEMIG CELULAR)

Investments: The most important investments of the company are focused on the expansion and maintenance of its network, based on GSM/EDGE technology.

Investments are estimated at R$ 324.8 million in 2007 (including R$ 50 million related to the Projeto Minas Comunica - Minas Communicates Project), which mainly includes investments in maintenance and expansion of network capacity and Information Technology - IT. These investments are in line with the budget of 2007 provided by the TELEMIG CELULAR management.

Beginning 2008, the valuation model projects the growth of these investments as a percentage of total net income (services and handsets), equivalent to 12.5% of income that year, falling gradually to 8.2% of income in 2016.

Net Debt: The calculation of net debt of TELEMIG was conducted using the numbers presented in the audited company financial statements for the year ended December 31, 2006.

Depreciation and Amortization: A useful life of five years was presumed for the information systems and eight years for network and transmission equipment.

Income and Social Contribution taxes: Calculated in compliance with current legislation.

The valuation model is based on the calculation of Net Operating Profit Less Adjusted Tax (NOPLAT) for the Free Cash Flow analysis, thereby using the nominal tax equivalent of 34% for pertinent analysis.

Working Capital: In relation to the working capital projection, maintenance of the TELEMIG current balance sheet structure has been maintained and continuity of the average terms currently used for the breakdown of asset and liability current accounts, except in 2008, when an increase in the payment terms to suppliers has been taken into account owed to significant investment projected for this year and its impact on the negotiation of payment terms to suppliers.

12 - Conclusion

Based on the objective, the scope and criteria used for this valuation, the value of TELEMIG shareholders equity in December 2006 is included in the range of the amounts of R$ 4.165 billion to R$ 4.566 billion.

On the basis of the above mentioned amounts, the estimated value per TELEMIG share ranges from R$ 11.64 to R$ 12.76.

Pursuant to your request, we have calculated the present value of a potential tax deductibility of goodwill based on future profitability for the purposes of that provided in CVM Instruction 319, in the event that all applicable legal provisions are complied with resulting in values ranging from R$ 749 million to R$ 848 million and a range of values per share of R$ 2.09 to R$ 2.37.

13 - Subsequent Events

We would like to emphasize that this valuation reflects the events that took place between the base date and the date on which this report has been issued of which KPMG Corporate Finance Ltda. was aware. Any events that took place during this period and which KPMG Corporate Finance was not aware could affect the estimate of the value of TELEMIG.

KPMG Corporate Finance Ltda. was not assigned nor is it obliged to update this report or revise any information after its publication.

14 - Important Comments

This report does not reflect any price recommendation nor a proposal, request, advice or recommendation on the part of KPMG Corporate Finance Ltda. for the acquisition of the Company on the part of VIVO and KPMG Corporate Finance cannot be held liable for any decision taken by VIVO. VIVO should conduct its own analyses in relation to the convenience and opportunity of acquiring shareholding control of the Company and should consult its own legal and financial consultants to establish its own opinion in relation to this acquisition.

The sum of the individual values presented in this report may be different from the result of the sum presented owed to rounding off.

The context of the assessment taken into account in this report includes the potential synergies that TELEMIG would obtain in the event that its majority shareholdings were acquired by VIVO. Additionally, the context of the valuation presented herein does not take any synergies that VIVO would acquire in its own operations by the acquisition of TELEMIG.

KPMG Corporate Finance Ltda. also declares that it has no conflict nor does the team responsible for the preparation of this valuation that would diminish the independence required to perform their functions.
The economic and financial valuation of TELEMIG was performed by a team of qualified consultants and the work was continually monitored and reviewed by a senior manager and director. The engagement team also included a partner editor and partner in charge, both of whom are highly experienced in valuations of publicly traded companies.

Approval of the report took place only after reviews conducted by the senior manager, the director, the partner editor and partner in charge.

KPMG also declares that it has no credit relations with VIVO or with TELEMIG or even any business relationship that could impact the results obtained for this valuation.

15 - Use and Disclosure of the Document

This document was prepared exclusively in compliance with the provisions of article 256 of Law 6.404, of December 15, 1976 inasmuch as concerns the acquisition of majority shareholders from TELEMIG by VIVO.

Sao Paulo, August 2, 2007

Luís Augusto Motta
Partner

Attachment I - Financial Projections

Telemig Celular S.A. R$ '000

Statement of Income	2006	2007	2008	2009	2010	2011
Income						
Gross income						
Gross services income	-	1.890.902	2.123.244	2.390.101	2.639.523	2.875.532
Gross sales income	-	316.467	349.120	320.592	316.628	308.499
Total gross income	**1.768.918**	**2.207.368**	**2.472.365**	**2.710.693**	**2.956.151**	**3.184.031**
Deductions	(575.442)	(645.228)	(747.567)	(839.510)	(936.200)	(1.029.133)
Net income						
Services income	-	1.295.106	1.430.209	1.600.667	1.752.780	1.894.586
Equipment sales	-	267.035	294.588	270.516	267.171	260.312
Total net income	**1.193.476**	**1.562.141**	**1.724.798**	**1.871.183**	**2.019.951**	**2.154.898**
Operating costs and expenses						
Connection costs	-	(109.472)	(121.729)	(133.514)	(142.803)	(151.337)
Line rentals	-	(70.239)	(77.081)	(84.023)	(90.609)	(96.375)
FISTEL expenses	-	(76.881)	(91.183)	(95.298)	(102.756)	(107.951)
Staff expenses	-	(102.848)	(112.815)	(118.824)	(122.532)	(129.012)
Equipment sales	-	(267.035)	(294.588)	(270.516)	(267.171)	(260.312)
Marketing and sales	-	(376.714)	(410.708)	(413.701)	(422.808)	(427.029)
Doubtful accounts receivable	-	(55.391)	(62.170)	(67.611)	(72.879)	(77.701)
Leasing and insurance	-	-	-	(17.248)	(18.712)	(20.200)
General and administrative	-	(87.033)	(100.855)	(113.714)	(127.013)	(139.486)
Total operating expenses	**(843.094)**	**(1.145.614)**	**(1.271.128)**	**(1.314.449)**	**(1.367.283)**	**(1.409.402)**
EBITDA	**350.382**	**416.527**	**453.670**	**556.734**	**652.667**	**745.496**
EBITDA margin (including equip. sales)	*29,4%*	*26,7%*	*26,3%*	*29,8%*	*32,3%*	*34,6%*
Depreciation + amortization	(173.133)	(170.098)	(152.949)	(99.615)	(114.885)	(132.360)
EBIT	**177.249**	**246.428**	**300.721**	**457.120**	**537.783**	**613.136**
EBIT Margin	*14,9%*	*15,8%*	*17,4%*	*24,4%*	*26,6%*	*28,5%*

Telemig Celular S.A. R$ '000

Cash flow	2006	2007	2008	2009	2010	2011
EBITDA	**371.136**	**416.527**	**453.670**	**556.734**	**652.667**	**745.496**
(-)Profit sharing	(15.326)	(18.179)	(20.513)	(21.257)	(22.841)	(24.206)
(-) Depreciation	(88.336)	(170.098)	(152.949)	(99.615)	(114.885)	(132.360)
EBIT	**267.474**	**228.249**	**280.208**	**435.862**	**514.942**	**588.930**
(-) 34% tax on EBIT	(90.941)	(77.605)	(95.271)	(148.193)	(175.080)	(200.236)
(+) Depreciation	88.336	170.098	152.949	99.615	114.885	132.360
(-/+) Working capital variance	(68.736)	91.432	(74.084)	(27.614)	(21.427)	(22.126)
(-) CAPEX	(252.501)	(338.251)	(216.349)	(199.526)	(201.435)	(200.932)
Free cash flow (R$ ´000)	**(56.367)**	**73.924**	**47.453**	**160.144**	**231.884**	**297.996**
Free cash flow (US$ ´000)	**(25.909)**	**37.148**	**24.335**	**78.502**	**110.949**	**139.250**
Average R$/US$ projection		1,99	1,95	2,04	2,09	2,14
Discount factor		0,954	0,867	0,788	0,717	0,652
Discounted cash flow		**37.334**	**21.099**	**61.887**	**79.531**	**90.760**

	US$ mil
Discounted cash flow present value	778.432
Perpetuity present value	1.576.482
Enterprise value	**2.354.914**

	R$ mil
Discounted cash flow present value	1.461.585
Pepetuity present value	2.960.002
Enterprise value	**4.421.587**

WACC	**9,98%**
Perpetuity growth	**3,50%**

Economic adjustments	
(1) Cash and equivalents	305.762
(2) Intercompany	11.059
(3) Debts	(171.040)
(4) Provisions	(58.019)
(5) Other	(49.134)
(6) Taxes	173.905
Equity Value	**4.634.120**

Note: The values assigned to the discounted and perpetuity cash flows on the base date were converted to R$ (Reais) at the P-TAX sales close on 07/31/2007 of 1.8776.

Attachment II - KPMG Experience in Publicly Traded Companies Valuations

We have listed below some of the KPMG Corporate Finance experience in publicly traded company valuations over the last few years:

Company	Year	Description
Bombril S.A.	2007	Corporate restructuring
Telefônica Data Brasil Holding S.A.	2006	Corporate restructuring
Telecomunicações de São Paulo S.A.	2006	Corporate restructuring
Banco do Estado do Ceará S.A.	2005	Definition of minimum bidding price of bank during privatization process
Suzano Bahia Sul Papel e Celulose S.A.	2005	Incorporation of publicly traded company
Ripasa S.A. Celulose e Papel	2005	Corporate restructuring
Votorantim Celulose e Papel	2005	Incorporation of publicly traded company
Souto Vidigal S.A.	2003	Public offer for de-listing company
Tele Centro Oeste Participações S.A.	2003	Corporate restructuring
Banco Sudameris S.A.	2003	Corporate restructuring

Attachment III - Assessor Résumé

Luís Augusto Motta Pinto da Luz
Partner
Financial Advisory Services (FAS) - Corporate Finance

Professional Qualification and Current Responsibilities

Luís is a partner of KPMG Corporate Finance Ltda. He is highly experienced in financial projections, valuation services and corporate restructuring as part of the Corporate Finance area such as mergers and acquisitions.

He joined KPMG in São Paulo in 2002. Prior to this from 1987 to 2002 he worked in the Corporate Finance and Business Advisory areas at Arthur Andersen as a Manager and previously as Director as well, providing mergers and acquisitions advisory, developing economic and financial enterprise valuations, feasibility studies and corporate restructuring services, to name a few for the following industrial sectors: consumer products (foodstuffs, beverages, packaging, automobile, domestic products, textiles and others), chemical industry, telecommunications and IT (software and hardware), financial institutions, health services and retail companies.

Additionally, Luís has been a speaker at a number of seminars related to mergers and acquisitions, technology company valuations (IBC), negotiations between entrepreneurs and investors (SOFTEX/ITS 2000 and 2001 and Telexpo 2000), negotiation of possible contingencies in mergers and acquisitions transactions (JCI Consulting), to name a few.

Education

He graduated in Accounting from FCPES-RJ - Cândido Mendes (Rio de Janeiro) and holds an Executive MBA in Finance and Controllership from USP - Universidade de São Paulo.

Languages

Fluent English

Experience

Listed below is selection of some publicly traded company valuations that this partner has headed up:

Company	Engagement	Year
Bombril S.A.	Corporate restructuring	2007
Telecomunicações de São Paulo S.A. - Telesp	Corporate restructuring	2006
Telefônica Data Brasil Holdings S.A.	Corporate restructuring	2006
Votorantim Celulose e Papel S.A.	Corporate restructuring	2005
Suzano Bahia Sul Papel e Celulose S.A.	Corporate restructuring	2005
Ripasa S.A. Papel e Celulose	Corporate restructuring	2005
Tele Centro Oeste Celular Participações S.A.	Corporate restructuring	2004
Souto Vidigal S.A.	Public offer for stock purchase	2003
Ciquine Companhia Petroquímica	Incorporation of publicly traded company	2003
Ciquine Companhia Petroquímica	Public offer for stock purchase	2002

Glossary

ARPU: Average Revenue per User, or Monthly Average Revenue per User.

Bill and Keep: Elimination of both connection costs and expenses among PMS mobile operators beginning 2006, according to that provided in the PMS regulations.

SMP: Personal Mobile Service - Mobile land telecommunications service for interest groups which enables communications between Mobile Stations to other stations. PMS features the ability to communicate among stations of the same PMS registration area or access to interest group telecommunications networks.

CAPEX: Capital Expenditures or Capital Investments.

Churn: disconnections.

Net Debt: (Hedge short and long term financial liabilities) - (cash and cash equivalents).

EBITDA: Earning Before Interest, Taxes, Depreciation and Amortization.

MOU: Minutes of Usage, or Average Number of Customer Usage Minutes.

NOPLAT: Net Operating Profit Less Adjusted Taxes.

WACC: Weighted Average Cost of Capital (Discount Rate).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.